STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

July 31, 2002

02049286

SUPPL

Securities and Exchange Commission
Office of International Corp. Finance
450 – 5th Street S.W. (3094)
Washington, D.C. 20549

Dear Sir or Madam:

RE: Corporation No. 82-3605

Enclosed please find duplicate copies of information we are required to file under Rule 12g3-2(b).

Yours truly,

STAMPEDE OILS INC.

Pam de Bruycker

/pdB
Encl.

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

e.s.corp.sec.jan01

STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

July 17, 2002

TO THE SHAREHOLDERS:

The Company's Annual General Meeting to be held on Thursday, August 1, 2002 at The Westin Calgary, is only two weeks away. This letter will serve as a brief update regarding Stampede operations.

As most shareholders will know, the current main operation of the Company is to facilitate increasing non-stop commercial oil production from the Stampede Turner Valley 2-34-20-3 W5M new pool oil discovery well. The initial production operation is being utilized to remove acid induced sludge blockage material from the near wellbore reservoir area. Last weekend the well experienced an indicated breaking-out of copious amounts of this emulsion sludge blockage material from an indicated zone of high porosity/permeability, in the Regional Turner Valley reservoir. This was preceded by a very significant gas kick. The clearing out of this sludge also allowed for the recovery from the reservoir of a fair quantity of trapped load water over the past two days. By mid day, Monday, July 15th this had been followed by production fluid containing 75%-90% oil content at approximate rates in excess of 200 barrels per day. The well is now expected to experience variable production rates related to recovery from the reservoir of the acid-induced plugging material.

The produced fluid and related water recovery amounts to date, at the field battery facility that the 2-34 well has been forced to be tied into, are indicated to have a very high degree of unavoidable inaccuracy. This is not surprising as the equipment at the battery was manufactured in 1939. This battery only allows for actual direct production measurements from the 2-34 well for approximately three-six days per month. The rates during the rest of the time frame are averaged on prior indicated amounts. It has been physically demonstrated that the indicated recovered water may be as much as ten times higher than the actual amount. The Company is currently considering the installation of a temporary three-phase separator unit to ensure more accurate production measurements.

Since late Friday afternoon of July 12th, the well has been producing at variable rates up to and in excess of 200 barrels per day from the reservoir with occasional sporadic down hole pump gas lock periods. A production sensing gauge installed at the well on Thursday, July 11th, determined 178 barrels of fluid were produced through the course of Thursday night/Friday morning. It is indicated that the down hole pump is also being affected somewhat at various times by the sludge blockage material passing through it with the oil.

The amount of $CaC0_3$ and acid-derived emulsion sludge blockage material still to be recovered from the reservoir, are being subjected to an ongoing removal process, the result of which will be higher rates of oil production as the oil flow rate characteristics of the reservoir are continually improving. The well will definitely experience sporadic plugging effects for a while longer, but rates will improve on a continuing basis. The operational stage of the 2-34 well currently is to produce it on a slow and easy basis, allowing the production zone to clean itself out in a manner to minimize plugging of sludge material yet to be recovered. The Company has no cause to lower its estimate for the expected ultimate production capability of the well.

In the northern part of the Turner Valley project area, approximately eight miles to the north of the Stampede 2-34 well, a development well has been drilled successfully by another operator in Lsd 6 Sec 8 Twp 22 Rge 3 W5M. Stampede has a total 3.66% interest in this well, which includes working and carried working interests.

Related to the 6-8 well, the following information is considered by the Company to be of interest to all shareholders. Stampede and its partners have been forced into a legal action whereby Anadarko Canada Energy Ltd. is now maintaining, wrongfully, that it has an interest in the above-mentioned Section 8 development well, such interest including part of that held by Stampede. Anadarko (Berkley) filed a Statement of Claim against Stampede and its partners in an attempt to be assigned, wrongfully, a 25.2% working interest in the Section 8 development well. This action was actually stalled by Anadarko until the drilling and logging of the 6-8 well had been completed.

As this is a current action, the Company is not in a position to comment in any great detail regarding any overall specifics. However, it can be stated that the Stampede group is under advisement that it has a very strong defense in this action and additionally, the group has initiated a counter-claim action against Anadarko in the amount of approximately $15.6 million (Can.). It is apparent that Anadarko is taking a "might is right" approach in this lamentable process. Despite the fact that Stampede at this time would be classed as a very small Canadian junior, especially compared to the size of Anadarko and affiliated companies, it is not about to be intimidated by Anadarko's attempt to wrongfully deprive Stampede and its shareholders of an indicated very significant oil and/or gas reserve asset.

Stampede and its partners are at this time conducting negotiations with a very large Pacific-Rim based international oil and gas corporation regarding possible ongoing involvement in the Turner Valley project. A conclusion to these negotiations would have to be of extremely high merit and provide significant value to Stampede and its shareholders before an agreement would be entered into.

Stampede takes this opportunity to thank all shareholders for their steadfast support regarding the Company's operations. The Company and its shareholders have nearly reached the end of a long trail. Your continuing support will be well placed and greatly appreciated. This will provide the support necessary to ensure continuity of corporate direction and the successful ongoing exploitation of the Turner Valley oil project in as short a time as possible. Stampede's overall value will escalate accordingly.

Look forward to seeing you at the upcoming Annual Meeting. Current indications are that an update on the Stampede Turner Valley 2-34-20-3 W5M well, at that time, will be very positive.

Yours very truly,

STAMPEDE OILS INC.

John W. McLeod, P.Geol.
President

JWM/pdB

STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

July 17, 2002

TO THE SHAREHOLDERS:

The Company's Annual General Meeting to be held on Thursday, August 1, 2002 at The Westin Calgary, is only two weeks away. This letter will serve as a brief update regarding Stampede operations.

As most shareholders will know, the current main operation of the Company is to facilitate increasing non-stop commercial oil production from the Stampede Turner Valley 2-34-20-3 W5M new pool oil discovery well. The initial production operation is being utilized to remove acid induced sludge blockage material from the near wellbore reservoir area. Last weekend the well experienced an indicated breaking-out of copious amounts of this emulsion sludge blockage material from an indicated zone of high porosity/permeability, in the Regional Turner Valley reservoir. This was preceded by a very significant gas kick. The clearing out of this sludge also allowed for the recovery from the reservoir of a fair quantity of trapped load water over the past two days. By mid day, Monday, July 15th this had been followed by production fluid containing 75%-90% oil content at approximate rates in excess of 200 barrels per day. The well is now expected to experience variable production rates related to recovery from the reservoir of the acid-induced plugging material.

The produced fluid and related water recovery amounts to date, at the field battery facility that the 2-34 well has been forced to be tied into, are indicated to have a very high degree of unavoidable inaccuracy. This is not surprising as the equipment at the battery was manufactured in 1939. This battery only allows for actual direct production measurements from the 2-34 well for approximately three-six days per month. The rates during the rest of the time frame are averaged on prior indicated amounts. It has been physically demonstrated that the indicated recovered water may be as much as ten times higher than the actual amount. The Company is currently considering the installation of a temporary three-phase separator unit to ensure more accurate production measurements.

Since late Friday afternoon of July 12th, the well has been producing at variable rates up to and in excess of 200 barrels per day from the reservoir with occasional sporadic down hole pump gas lock periods. A production sensing gauge installed at the well on Thursday, July 11th, determined 178 barrels of fluid were produced through the course of Thursday night/Friday morning. It is indicated that the down hole pump is also being affected somewhat at various times by the sludge blockage material passing through it with the oil.

The amount of $CaC0_3$ and acid-derived emulsion sludge blockage material still to be recovered from the reservoir, are being subjected to an ongoing removal process, the result of which will be higher rates of oil production as the oil flow rate characteristics of the reservoir are continually improving. The well will definitely experience sporadic plugging effects for a while longer, but rates will improve on a continuing basis. The operational stage of the 2-34 well currently is to produce it on a slow and easy basis, allowing the production zone to clean itself out in a manner to minimize plugging of sludge material yet to be recovered. The Company has no cause to lower its estimate for the expected ultimate production capability of the well.

In the northern part of the Turner Valley project area, approximately eight miles to the north of the Stampede 2-34 well, a development well has been drilled successfully by another operator in Lsd 6 Sec 8 Twp 22 Rge 3 W5M. Stampede has a total 3.66% interest in this well, which includes working and carried working interests.

Related to the 6-8 well, the following information is considered by the Company to be of interest to all shareholders. Stampede and its partners have been forced into a legal action whereby Anadarko Canada Energy Ltd. is now maintaining, wrongfully, that it has an interest in the above-mentioned Section 8 development well, such interest including part of that held by Stampede. Anadarko (Berkley) filed a Statement of Claim against Stampede and its partners in an attempt to be assigned, wrongfully, a 25.2% working interest in the Section 8 development well. This action was actually stalled by Anadarko until the drilling and logging of the 6-8 well had been completed.

As this is a current action, the Company is not in a position to comment in any great detail regarding any overall specifics. However, it can be stated that the Stampede group is under advisement that it has a very strong defense in this action and additionally, the group has initiated a counter-claim action against Anadarko in the amount of approximately $15.6 million (Can.). It is apparent that Anadarko is taking a "might is right" approach in this lamentable process. Despite the fact that Stampede at this time would be classed as a very small Canadian junior, especially compared to the size of Anadarko and affiliated companies, it is not about to be intimidated by Anadarko's attempt to wrongfully deprive Stampede and its shareholders of an indicated very significant oil and/or gas reserve asset.

Stampede and its partners are at this time conducting negotiations with a very large Pacific-Rim based international oil and gas corporation regarding possible ongoing involvement in the Turner Valley project. A conclusion to these negotiations would have to be of extremely high merit and provide significant value to Stampede and its shareholders before an agreement would be entered into.

Stampede takes this opportunity to thank all shareholders for their steadfast support regarding the Company's operations. The Company and its shareholders have nearly reached the end of a long trail. Your continuing support will be well placed and greatly appreciated. This will provide the support necessary to ensure continuity of corporate direction and the successful ongoing exploitation of the Turner Valley oil project in as short a time as possible. Stampede's overall value will escalate accordingly.

Look forward to seeing you at the upcoming Annual Meeting. Current indications are that an update on the Stampede Turner Valley 2-34-20-3 W5M well, at that time, will be very positive.

Yours very truly,

STAMPEDE OILS INC.

John W. McLeod, P.Geol.
President

JWM/pdB